UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934

EDGAR ONLINE INC (EDGR)

(Name of Issuer)

COM

(Title of Class of Securities)

279765101

(CUSIP Number)

12/31/2007

(Date of Event Which Requires Filing of this Statement)

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Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[*] Rule 13d-1(b)

[ ] Rule 13d-1(c)

[ ] Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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1) Names of Reporting Persons, IRS Identification Nos. of Above Persons:

       OTR - Nominee Name for The State Teachers Retirement Board of Ohio, 31-1312155

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2) Check the appropriate box if a member of a group*  (a) [_]      (b) [_]

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3) SEC Use Only

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4) Citizenship or Place of Organization

       Columbus, Ohio

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Number of Shares Beneficially Owned by Each Reporting Person With

5) Sole Voting Power    3,000,000

6) Shared Voting Power    0

7) Sole Dispositive Power    3,000,000

8) Shared Dispositive Power    0

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9) Aggregate Amount Beneficially Owned by Each Reporting Person       3,000,000

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10) Check if the Aggregate Amount in Row (9) Excludes Certain Shares*  [_]

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11) Percent of Class Represented by Amount in Row (9)       11.45%

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12) Type of Reporting Person*       EP

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SCHEDULE 13G

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Item 1

(a) Name of Issuer

This Statement on Schedule 13G relates to the shares of Instrument

EDGAR ONLINE INC

(b) Address of Issuer's Principal Executive Offices:

50 Washington St.

Norwalk , CT 06854

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Item 2

(a) Name of Person Filing:

This Statement is filed by

OTR - Nominee Name for The State Teachers Retirement Board of Ohio

(b) Address of Principal Business Office:

The business address of OTR - Nominee Name for The State Teachers Retirement Board of Ohio is

275 East Broad Street

Columbus, Ohio 43215

(c) Citizenship:     Not Applicable

(d) Title of Class of Securities:

The securities are shares of COM.

(e) CUSIP No.:

The CUSIP Number for the investment is 279765101.

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Item 3        Type of Person Filing:

(a) [ ] Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o)

(b) [ ] Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c) [ ] Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d) [ ] Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 90a-8)

(e) [ ] An investment adviser in accordance with 240.13d-1(b)(1)(ii)(E);

(f) [*] An employee benefit plan or endowment fund in accordance with 240.13d-1(b)(1)(ii)(F);

State Teachers Retirement System of Ohio is an employee benefit plan established for teachers of the public schools of Ohio to provide retirement allowances and other benefits under the terms of Chapter 3307 of the Ohio Revised Code.

(g) [ ] A parent holding company or control person in accordance with 240.13d-1(b)(1)(ii)(G);

(h) [ ] A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i) [ ] A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3)

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Item 4       OWNERSHIP

(a) Amount Beneficially Owned:

STRS owns 3,000,000 shares of EDGAR ONLINE INC

(b) Percent of Class:

STRS believes that there are presently 26,208,000 outstanding shares of EDGAR ONLINE INC; therefore, STRS' ownership of 3,000,000 shares of EDGAR ONLINE INC stock is 11.45% of this class.

(c) Number of Shares As To Which Such Person Has Power:

(i) Sole power to vote or to direct the vote    3,000,000

(ii) Shared power to vote or to direct the vote    0

(iii) Sole power to dispose or to direct the disposition of     3,000,000

(iv) Shared power to dispose or to direct the disposition of 3,000,000 shares of EDGAR ONLINE INC stock.

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Item 5        OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

If this statements is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five (5) percent of the class of securities, check the following [ ].

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Item 6        OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

Not Applicable

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Item 7        IDENTIFICATION AND CLASSIFICATION OF SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

Not Applicable

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Item 8        IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

Not Applicable

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Item 9        NOTICE OF DISSOLUTION OF GROUP

Not Applicable

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Item 10        CERTIFICATION

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of, and do not have the effect of, changing or influencing the control of the issuer of such securities, and were not acquired in connection with, or as a participant in, any transaction having such purposes or effect.

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATED:     01/24/2008

OTR - Nominee Name for The State Teachers Retirement Board of Ohio

275 East Broad Street

Columbus, Ohio 43215

STEPHEN A. MITCHELL

/s/Stephen A. Mitchell

...........................................

Stephen A. Mitchell

Deputy Executive Director, Investments

614-227-4003